UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

June 30, 2011
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	91-1826900
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On June 30, 2011, Stage Stores, Inc. and its subsidiaries (collectively, the "Company") entered into an Amended and Restated Credit Agreement with Bank of America, N.A. and the other lenders party thereto for a $250 million senior secured revolving credit facility (the "Amended and Restated Credit Agreement").

The Amended and Restated Credit Agreement will mature on June 30, 2016. Borrowing availability may be used for working capital and general corporate purposes, as well as to support the Company's letters of credit requirements.

The Amended and Restated Credit Agreement amends, restates and terminates the Company's former Credit Agreement dated as of August 21, 2003 with Bank of America, N.A. (f/k/a Fleet National Bank) and the other lenders party thereto for a $250 million senior secured revolving credit facility (the "Credit Agreement"), which was set to mature on April 20, 2012.

A copy of the Amended and Restated Credit Agreement will be filed as an Exhibit to the Company's Form 10-Q for the current fiscal quarter ending July 30, 2011.

Item 1.02   Termination of a Material Definitive Agreement

As more fully reported in Item 1.01, on June 30, 2011, the Company entered into an Amended and Restated Credit Agreement that amends, restates and terminates the Credit Agreement dated as of August 21, 2003 by and among the Company and the lenders party thereto prior to its maturity date of April 20, 2012.

Item 8.01   Other Events

On July 6, 2011, the Company issued a News Release announcing that has entered into a $250 million senior secured revolving credit facility that will mature on June 30, 2016. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on July 6, 2011, announcing that it has entered into a $250 million senior secured revolving credit facility that will mature on June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

July 7, 2011   /s/ Oded Shein
    (Date)   Oded Shein
                                          Chief Financial Officer